FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC's subsidiaries and associates, gives us the widest coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom's fifth largest bank by total assets.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	1,486	1,470	1,432
Net fee income ............	622	595	627
Net trading income ......	357	390	482
Other income ..............	38	(25)	66

Net operating income4	2,503	2,430	2,607

LICs42 ..........................	42	(286)	(293)

Net operating income	2,545	2,144	2,314

Total operating expenses	(1,289)	(1,166)	(1,159)

Operating profit .......	1,256	978	1,155

Income from associates43 ....................................	438	372	337

Profit before tax .......	1,694	1,350	1,492

Cost efficiency ratio ....	51.5%	48.0%	44.5%
RoRWA36 ....................	2.7%	2.2%	2.6%

Year-end staff numbers	8,618	8,765	8,373
Best Regional Cash Management Provider in the Middle East (Euromoney) Fifth consecutive year	Best Trade Bank in the Middle East (Trade and Forfaiting Review Excellence awards 2013)
Improvement in the financial position of key customers and loan portfolios contributed to lower loan impairment charges
Approximately
US$40m
of sustainable cost savings from our
organisational effectiveness programmes

For footnotes, see page 132.
The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

Real GDP in the Middle East and North Africa grew by an estimated 4.0% in 2013, led by the Gulf Cooperation Council ('GCC') and Saudi Arabia's expansionary fiscal policy and infrastructure investment programme. With oil prices steady in the US$100-110 per barrel range throughout the year, revenues were more than sufficient to fund this spending, and the region ended 2013 with both current and fiscal accounts amply in surplus. The UAE saw an accelerating recovery in 2013 led by real estate and services, but boosted towards the end of the year by an increasingly expansionary fiscal policy. Despite strong demand and loose fiscal policy, inflation remained very subdued across the region throughout 2013, apart from UAE real estate.

For Egypt, political uncertainty gave rise to a third year of sub-par growth and rising unemployment. Real GDP grew by 2.2% in the 2012/13 fiscal year, while the budget deficit widened to 14% of GDP. The country's external position improved substantially in July, following the receipt of concessionary financing from the GCC. However, while reserves and the currency stabilised, stringent exchange rate and capital controls were still in place at the end of December 2013.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$1.7bn, an increase of 25% compared with 2012. On a constant currency basis, pre-tax profits increased by 29%.

Our reported results in 2013 included adverse movements of US$4m on our own debt designated at fair value resulting from tightening of credit spreads. Our reported results in 2012 included an investment loss on a subsidiary of US$85m and adverse movements of US$12m on our own debt designated at fair value resulting from tightening credit spreads, partly offset by gains recognised on acquisitions totalling US$21m. On an underlying basis, excluding the items noted above and the results of a deconsolidated subsidiary and the Private Equity business disposed of in 2012, profit before tax increased by 26%, mainly due to lower loan impairment charges and higher income from our associate, The Saudi British Bank.

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
Egypt ............................................	31	37	166	−	(29)	205
Qatar .............................................	10	37	62	−	−	109
United Arab Emirates ....................	142	290	275	1	(72)	636
Other ............................................	(7)	135	178	−	−	306

MENA (excluding Saudi Arabia) .....	176	499	681	1	(101)	1,256
Saudi Arabia ...................................	82	146	188	15	7	438

	258	645	869	16	(94)	1,694

2012
Egypt ............................................	67	71	157	-	(5)	290
Qatar .............................................	9	36	84	-	-	129
United Arab Emirates ....................	143	235	141	1	(56)	464
Other ............................................	(27)	125	29	-	(37)	90

MENA (excluding Saudi Arabia) .....	192	467	411	1	(98)	973
Saudi Arabia ...................................	60	120	170	9	18	377

	252	587	581	10	(80)	1,350

2011
Egypt ............................................	43	55	129	-	(2)	225
Qatar .............................................	(4)	35	81	-	-	112
United Arab Emirates ....................	134	240	200	(6)	7	575
Other ............................................	17	109	93	-	-	219

MENA (excluding Saudi Arabia) .....	190	439	503	(6)	5	1,131
Saudi Arabia ...................................	57	98	140	4	62	361

	247	537	643	(2)	67	1,492

In the UAE, we inaugurated a new strategic plan for growth with investment committed across all businesses, and with commensurate investment in the risk management functions including Regulatory and Financial Crime Compliance. In RBWM, we focused on improving our retail customer experience through the new 'Customer at the Heart' campaign and were ranked number one in the Customer Recommendation Index for banks in the UAE. We also invested in mobile and digital technologies to enhance our Wealth Management offering and to grow our retail foreign exchange revenues.

In CMB, our fourth international trade fund for SMEs of AED1bn (US$272m) was launched to support new and existing customers with cross-border trading requirements or with aspirations to grow internationally.

In GB&M, there was a focus on cross-border connectivity and CMB collaboration, with tailored risk management solutions. We supported sovereign wealth funds and government-related entities and won several Euromoney awards including 'The Best Investment Bank in Middle East', 'The Best Risk Advisor in Middle East', 'Best Cash Management House in the Middle East' and 'No 1 Debt House for MENA and GCC issuer bonds'.

We were awarded the 'Best Trade Bank in the MENA region' by GTR Leaders in Trade 2013 and we enhanced Global Trade and Receivables Finance by investing in sales staff and giving priority to commodity structured trade finance and receivables finance. The level of service provided by our Payments and Cash Management business was reflected in our fifth consecutive Euromoney award.

In Egypt, we continued to manage risk in the uncertain political and economic environment. Surplus liquidity levels in Egyptian pounds, which arose following the introduction of foreign currency restrictions at the end of 2012, were managed through the downward re-pricing of deposits. Despite these difficult operating conditions, we continued to invest in the business, through the deployment of new automated teller machines ('ATMs') and the launch of a new mobile banking application. Our RBWM business was ranked number 1 in the Customer Recommendation Index while our CMB business launched an Egypt SME Fund for EGP300m (US$44m) targeting international SME growth and trade customers.

We renewed our primary dealer licence for trading in Government of Egypt treasury bills and bonds, ranking as one of the largest primary dealers in the Egyptian market.

In Oman, following the completion of the merger in June 2012 with OIB, we completed the conversion to HSBC systems of our merged operation. We made a number of improvements to our mobile banking and internet banking applications, introducing enhanced security features including the HSBC secure key for internet banking. We also upgraded our e-platform for cash management services for our corporate banking customers. HSBC Bank Oman won Euromoney's 'Best Domestic Cash Management Bank' in Oman award for the second consecutive year.

In Saudi Arabia, our associate, The Saudi British Bank,  won The Banker magazine's award as 'The Best Bank in Saudi Arabia, 2013' and achieved a record net profit before tax exceeding US$1bn.

In line with our commitment to drive growth and improve returns in businesses that do not meet our six filters criteria (see page 15), we entered into an agreement to sell our operation in Jordan. The transaction is expected to complete in 2014.

Net interest income rose by 4%, mainly in Egypt in GB&M, driven by higher yields and balances on available-for-sale investment portfolios and higher balances on corporate deposits as more liquid assets were held in the volatile political environment. In Oman, net interest income increased, notably in RBWM, following the merger with OIB in June 2012. The higher net interest income in the UAE from growth in GB&M in the Credit and Lending portfolio and in RBWM from the Lloyds business acquired in 2012, was more than offset by a decline in CMB, where the business was repositioned to lower risk segments.

Net fee income increased by 7%, primarily in the UAE in GB&M due to an increase in advisory mandates in Capital Financing and higher institutional equities fee income from increased deal volumes, partially offset by lower fees from reduced volumes on Global Trade and Receivables Finance products in CMB. In Egypt, net fee income increased, notably in RBWM from cards and consumer loan fees.

Net trading income decreased by 6%, notably in Egypt from lower foreign exchange revenues, reflecting the political instability, and lower Rates trading income driven by a reduction in deal volumes. The decrease in trading income also reflected the deconsolidation of a subsidiary in 2012. These factors were partly offset by CVA releases on trading positions relating to a small number of exposures in the UAE in GB&M, compared with charges in 2012.

Gains less losses from financial investments decreased by US$27m, driven by losses on the disposal of the available-for-sale debt securities in Egypt in the first half of 2013 as we adjusted our risk positions.

Other operating income increased by US$76m, due to the non-recurrence of an US$85m investment loss on a subsidiary in 2012.

A net loan impairment release of US$42m was recorded in 2013 compared with a charge of US$282m in 2012. There were provision releases, mainly in GB&M, for a small number of UAE related exposures, reflecting an overall improvement in the loan portfolio compared with charges in 2012. In addition, loan impairment charges declined, due to lower individually assessed loan impairments in the UAE in CMB and lower provisions in RBWM on residential mortgages following a repositioning of the book towards higher quality lending and improved property prices.

Operating expenses increased by 13%, mainly in the UAE from the Lloyds business acquired in 2012, expenses for regulatory projects, operational losses and charges from a customer redress programme in RBWM relating to fees charged on overseas credit card transactions. Expenses also increased in Egypt from changes in the interpretation of tax regulations and in Oman following the merger with OIB. These factors were partly offset by approximately US$40m of sustainable savings from our organisational effectiveness programmes.

Share of profits from associates and joint ventures increased by 18%, mainly from The Saudi British Bank. This was driven by higher revenue resulting from strong balance sheet growth, and the effective management of costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014